Filed by Encana Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Newfield Exploration Company

(Commission File No. 001-12534)

The strategic combination will: A leading, multi-basin portfolio anchored by three, world-class, low-cost growth assets $250 million in expected annual savings and synergies to expand margins and drive free cash flow Shareholder returns with intended 25% dividend increase and $1.25B share buyback in 2019 STRATEGIC COMBINATION TO CREATE NORTH AMERICA’S PREMIER RESOURCE COMPANY ENHANCE: UNLOCK: CREATE: NORTH AMERICA’S PREMIER RESOURCE COMPANY THE STRATEGIC COMBINATION OF ENCANA AND NEWFIELD TO CREATE THE ENCANA BOARD UNANIMOUSLY RECOMMENDS

ENCANA: A COMPELLING FUTURE BUILT ON A STRONG TRACK RECORD

Dear fellow shareholder,

Encana's strategic combination with Newfield marks another leap forward in advancing our strategy. Equally important, it increases our ability to return capital to you, our shareholders, with a 25 percent dividend increase and a material $1.25 billion share buyback in 2019, following close of the transaction.

Since the launch of our strategy in 2013, we have been highly disciplined and relentlessly focused on becoming a leading North American, multi-basin, unconventional resource company that can deliver quality corporate returns through the commodity cycle.

We have earned a reputation for strong financial performance, consistent execution and meeting or beating our targets. We have continuously unlocked value from non-core assets and focused our portfolio and capital on our core growth assets. We have driven cost structures to among the lowest in our industry and established a track record of leading operational performance. Encana is an operator you can count on.

While we are proud of the company we have created, we continuously look to improve our business and enhance shareholder returns. This includes identifying opportunities that can increase our resilience and ability to create value. This is why we seized the opportunity to combine with Newfield. In addition to creating North America's premier unconventional resource company, there are many shareholder benefits.

Our highly competitive entry into the core of the oil window in the STACK/SCOOP provides a third large scale, liquids-weighted core growth asset. When combined with our existing Permian and Montney growth assets, we will significantly expand our premium inventory, increase our investment optionality and further enhance our resilience and ability to deliver quality returns through the commodity cycle. Perfectly suited to our cube development model, we expect to extract more value at lower cost than other STACK/SCOOP operators.

Encana's Board and management believe the attributes that have driven our performance to date will drive considerable shareholder value from the combined company in the future. Your board unanimously recommends the strategic combination of Encana and Newfield.

Clayton Woitas
Chairman of the Board, Encana

STRATEGIC COMBINATION TO CREATE NORTH AMERICA'S PREMIER RESOURCE COMPANY

encana

SUPERIOR RESOURCES STRONG PERFORMANCE SIGNIFICANT RETURNS STRATEGIC COMBINATION TO CREATE NORTH AMERICA’S PREMIER RESOURCE COMPANY • Liquids mix immediately increases to 52% — driving margin expansion and greater returns • Years of technical analysis highlights quality of STACK/ SCOOP acreage and savings opportunities • Cube development to drive superior value from STACK/ SCOOP’s multiple stacked zones at lower cost • $250 million in high-confidence, annual cost savings and synergies and a strong balance sheet Cube development • Enhances return of capital to shareholders; 25% dividend increase and $1.25B share buyback following close • Disciplined capital investment in three core growth assets, driving liquids volumes, margins and returns • Ongoing opportunity to unlock value from non-core assets, supporting the return of capital to shareholders • Strategic combination marks another leap forward in advancing our strategy Shareholder returns UP 25% SHARE $1.25BBUYBACK IN 2019 • Addition of large, premium position in the core of the STACK/SCOOP’s prolific oil window • Multi-basin portfolio, anchored by three large-scale, growth assets; Permian, Montney, STACK/SCOOP • Larger premium inventory and increased investment optionality across three world-class assets • Strong multi-basin portfolio enhances resilience to deliver quality corporate returns through the commodity cycle Three growth assets MONTNEY STACK/SCOOP PERMIAN Your Board unanimously recommends the strategic combination of Encana and Newfield to deliver:

“ECA makes a solid case for value uplift, and purchasing assets counter cyclically is what we all argue should be done. The increased dividend and repurchase commitment show material confidence, as does CEO Suttles buying 50k shares.’ – Lloyd Byrne, UBS (November 12, 2018) “We view this acquisition as being positive in the longer-term given the cash flow accretion, improved balance sheet metrics and the addition of ~360,000 net acres of SCOOP/STACK exposure.” – Dennis Fong, Canaccord Genuity (November 1, 2018) “The deal provides another platform with significant scale for ECA to utilize its successful cube development technique.” – Phil Skolnick, Eight Capital (November 1, 2018) “In our view the deal holds merit and provides an opportunity for additional oil/liquids growth out of the STACK.” – Gabe Daoud, Cowen Equity Research (November 29, 2018) If you have any questions, or require additional assistance, please contact the firms assisting us: MACKENZIE PARTNERS Call Toll-Free: (800) 322-2885 Call Collect: (212) 929-5500 Email: encana@mackenziepartners.com KINGSDALE ADVISORS Call Toll-Free (within North America): 1(866) 229-8166 Call Collect (outside North America): (416) 867-2272 Email: contactus@kingsdaleadvisors.com Important Information for Investors and Shareholders This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, transfer or solicitation of securities in any jurisdiction in contravention of applicable law. In connection with the proposed transaction between Encana Corporation (“Encana”) and Newfield Exploration Company (“Newfield”), Encana has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary Joint Proxy Statement of Encana and Newfield that also constitutes a preliminary Prospectus of Encana (the “Joint Proxy Statement/Prospectus”). Encana and Newfield plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ENCANA AND NEWFIELD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, NEWFIELD, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Encana and Newfield through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Encana, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary. Copies of the documents filed with the SEC by Newfield will be available free of charge on Newfield’s website or by contacting investor relations. Participants in the Merger Solicitation Encana, Newfield and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Encana and the stockholders of Newfield in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the definitive Joint Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of Annual Meeting of Shareholders and 2018 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 23, 2018, and information regarding Newfield’s directors and executive officers is also included in Newfield’s 2018 Proxy Statement, which was filed with the SEC on March 29, 2018. These documents are available free of charge as described above. ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - This communication contains certain forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. FLS include: becoming a leading multi-basin company; timing of closing of the transaction; the expectation that the closing conditions, including shareholder approvals and regulatory approvals, will be satisfied; anticipated benefits from the transaction; Encana’s intent to raise its dividend and increase its share buyback following closing; Encana’s position relative to peers; anticipated production and commodity mix; anticipated 2019 net debt to EBITDA; anticipated synergies; expectation that the transaction is accretive to all metrics in Encana’s five-year plan; number of risked well locations and unrisked resource; and benefits of a multi-basin portfolio. Readers are cautioned against unduly relying on FLS which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or results to differ materially from those expressed or implied. These assumptions include: assumptions contained in Encana’s corporate guidance and five-year plan; ability to satisfy closing conditions, regulatory and shareholder approvals; future commodity prices and differentials; data contained in key modeling statistics; effectiveness of Encana’s drive to productivity and efficiencies; results from innovations; enforceability of transaction agreements; and expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the pace of technological development, benefits achieved and general industry expectations. Risks and uncertainties that may affect these business outcomes include: integration of Encana and Newfield and the ability to recognize the anticipated benefits from the combination of Encana and Newfield ability to obtain required shareholder and regulatory approvals for the transaction, timing thereof and risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Encana common shares to be issued in connection with the transaction; disruption to Encana’s and Newfield’s respective businesses that could result from the announcement of the transaction; variability and discretion of Encana’s board of directors to declare and pay dividends, if any; variability in the amount, number of shares and timing of purchases, if any, pursuant to the share repurchase program; commodity price volatility; counterparty and credit risk; impact of a downgrade in a credit rating, including to refinance debt required to be repaid because of a downgrade, and its impact on access to sources of liquidity; risks inherent in Encana’s corporate guidance and five-year plan; failure to achieve cost and efficiency initiatives; and other risks and uncertainties impacting Encana’s business, as described in its most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q and as described from time to time in Encana’s other periodic filings as filed on SEDAR and EDGAR. Although Encana believes the expectations represented by such FLS are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. FLS are made as of the date of this communication and, except as required by law, Encana undertakes no obligation to update publicly or revise any FLS. FLS contained in this communication are expressly qualified by these cautionary statements.